Troutman Pepper Hamilton Sanders LLP

3000 Two Logan Square, Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

troutman.com

Terrance James Reilly

D 215.981.4689

terrance.reilly@troutman.com

July 17, 2023

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Kovitz Core Equity ETF

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On June 22, 2023, Valued Advisers Trust (the “Trust”) filed with the U. S. Securities and Exchange Commission a preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of Kovitz Core Equity ETF (the “Fund”), a series portfolio of the Trust, in connection with a Special Meeting of Shareholders of the Fund to be held on September 5, 2023 (the “Special Meeting”). The preliminary proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

The Fund is an exchange-traded fund or “ETF.”

At the Special Meeting, shareholders of the Fund will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Kovitz Investment Group Partners, LLC (the “Adviser”).

On June 27, 2023, the Trust received verbal comments on the preliminary proxy materials in a telephone call from Bernard Nolan of the Staff of the Division of Investment Management. The Staff’s comments are in italics with the Trust’s responses below each comment.

1.                  The Staff commented that where broker non-votes are discussed in the proxy statement, the Fund should disclose to shareholders that if they do not instruct their broker how they wish their shares to be voted, their shares will not be present at the meeting for quorum, voting or any other purpose. The Staff also commented that the Fund should disclose that the Fund will regard any proxies that are delivered to it by brokers purporting to contain broker non-votes with respect to any shares as invalidly delivered with respect to those shares and accordingly the Fund will not consider the affected shares as present at the meeting for any purpose.

U.S. Securities and Exchange Commission

July 12, 2023

The Fund shall revise its broker non-vote disclosure in the proxy statement as requested. As per Mr. Nolan’s instructions, the changes will be made in the definitive proxy materials filing which is expected to occur on or about July 17, 2023.

2.                  The Staff requested that the Trust confirm in writing that the Trust has disclosed all of the information required by Item 22(c) of Schedule 14A under the proxy rules.

The Trust has reviewed its disclosure as well as the requirements of Item 22(c) of Schedule 14A. Based on that review, the Trust hereby confirms to the Staff that the Trust has disclosed all of the information required by Item 22(c) of Schedule 14A.

If you have any questions or comments, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:       Matthew J. Miller, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Bernard Nolan, Staff of the Division of Investment Management

Enclosures